Exhibit 2

                                  Relevant Fact

                      PAYUMENT OF INTEREST ON CAPITAL STOCK

We would like to inform our Shareholders that the Boards of the companies listed below, in meetings to be held on March 31st, 2003, will deliberate about the proposals presented by management on March 25th ,2003 regarding the payment of dividends of the first quarter of the current fiscal year. These dividends will be paid in the form of interest over capital stock on May 15th, 2003, and constitute an anticipation of the annual dividend as stated in the by-laws. These payments are:

                                                  Amount per lot of 1,000 shares
                                                           Common Shares

       METALURGICA GERDAU S.A.                             R$ 1.65

       GERDAU S.A.                                         R$ 0.65

The amounts mentioned above will be calculated over the stock position held by shareholders on March 31st, 2003, with Income Tax withholding of 15% (fifteen percent) as per Paragraph 2, article 9 of the Brazilian Law # 9249/95.

Shareholders exempt of Income Tax Withholding must confirm this status by mailing no later than April 1st, 2003 the corresponding documents to the following address:

GERDAU - Setor de Acionistas (Shareholders Services)
Av. Farrapos, 1811.
Porto Alegre RS CEP 90220-005
BRASIL
Phone: +55 (51) 3323-2211

The Company will consider that the shareholder is not tax-exempt if the above mentioned documents are not received by March 31st, 2003. The Companies will pay the dividends net of the withholding tax of 15%.

Please note that shares acquired after April 1st, 2003, inclusive, in the Brazilian Stock Market will be EX-Dividend.

Porto Alegre, March 25th, 2003

MANAGEMENT